Exhibit 99.2

AVIANCA HOLDINGS S.A.

EARNINGS DISTRIBUTION PROPOSAL

Avianca Holdings S.A.’s Board of Directors unanimously approved the following proposal for earnings distribution for the period within 1st January and 31st of December 2014, which will be submitted to the consideration of the Ordinary General Assembly of Shareholders convened on March 27th, 2015:

•	Distribution to preferred stockholders (including ADS holders) of a dividend amounting USD$0.06691 per each share to be paid in Colombian pesos at the exchange rate Tasa Representativa del Mercado TRM in effect as of the previous business day of payment.

•	Distribution to ordinary stockholders of an ordinary dividend amounting USD$0.06691 per stock.

Declared distributions will be paid in a single payment no later than October 31st, 2015.

For any further information you may contact:

Investor Relations Director

Andres Felipe Ruiz V.

Telephone: 571-5877700 Ext. 2474

E-mail: andres.ruiz@avianca.com

Director of Communications and Corporate Affairs

Gilma Usuga

Telephone: 571-5877700 Ext. 2246

E-mail: gilma.usuga@avianca.com